Bare Metal Standard, Inc.
An Idaho Corporation

3604 S. Banner Street, Boise, Idaho 83709 Telephone: (208) 898-9379

January 13, 2017

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Attn: Mr. Christopher Ronne
Email: ronnec@SEC.GOV

Re: Bare Metal Standard, Inc.
File No.: 333-210321
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bare Metal Standard, Inc., an Idaho  corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-210321) to become effective at 4:00 PM Eastern Standard Time on Wednesday, January 18, 2017, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 524-9151 or by email at tccesq@aol.com. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ James Bedal
James Bedal
Chief Executive Officer